Exhibit (a)(2)(D)
For Immediate Release
Press Release
7293411 Canada Inc. Completes Subsequent Acquisition
Transaction Regarding Optimal Group Inc.
Montréal, Québec (July 9, 2010) – 7293411 Canada Inc. (the “Offeror”) and Optimal Group Inc. (“Optimal”) announced that, at a special meeting held today, the shareholders of Optimal have approved, by a special resolution, the amalgamation of Optimal with 7533403 Canada Inc. (“Subco”), a wholly-owned subsidiary of the Offeror (the “Amalgamation”) and that the Amalgamation has now been completed. The Amalgamation constitutes the subsequent acquisition transaction to the offer by the Offeror dated March 31, 2010 as amended and restated on May 6, 2010 to purchase for US$2.40 per share, in cash, all of the issued and outstanding Class “A” shares of Optimal (the “Shares”) not already held by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants.
The Amalgamation was approved by 99.6% of the votes cast by shareholders at the meeting, including 99.6% of the votes cast for purposes of the majority of the minority approval requirements of applicable securities laws.
The Amalgamation results in the company resulting from the Amalgamation, which will be named WowWee Holdings Inc. (“Amalco”), becoming a wholly-owned subsidiary of the Offeror. As a result of the Amalgamation, and in accordance with the amalgamation agreement dated July 9, 2010 between Optimal and Subco, each of the Shares previously held by Optimal shareholders (other than dissenting shareholders, the Offeror and its joint actors) were converted into one Amalco redeemable preferred share.
Each Amalco redeemable preferred share held by former Optimal shareholders will be redeemed in exchange for US$2.40 in cash (the “Redemption Price”).
Full particulars of the Amalgamation were described in the management information circular dated June 10, 2010 mailed to shareholders of Optimal. In addition, the meeting materials are available on the SEDAR website at www.sedar.com and the SEC’s website at www.sec.gov and contain instructions for such shareholders to receive the Redemption Price payable to them in connection with the Amalgamation.
The Shares are expected to be de-listed from the NASDAQ and Optimal will also make application to cease to be a reporting issuer in Canada and a registrant in the United States.
For further information, please contact:

Optimal Group Inc.	7293411 Canada Inc.

Leon P. Garfinkle	Richard Yanofsky
Senior Vice President, General Counsel and Secretary	President
(514) 738-8885	(514) 738-2079
leon@optimalgrp.com	richard@wowwee.com